APPENDIX A

Comment/Response #

1.   See attached page 3

2.   See attached pages 3, 5, 15, 20, 23

4.   See attached pages 9 & 10

5.   See attached page 9

6.   See attached page 4

7.   See attached page 4

8.   See attached page 4

financial or political instability; acts of war or terrorism; and other economic, competitive, governmental, regulatory and technical factors affecting our operations, products, services and prices.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-

looking statements speak only as of the date they are made. LKA does not undertake, and specifically disclaims, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

ITEM 1.  BUSINESS

Business Development

LKA International, Inc. was incorporated on March 15, 1988, in the State of Delaware.  Since our inception, our authorized capital has been 100,000,000 shares, consisting of 50,000,000 shares of common stock with a par value of one mill ($0.001) per share, and 50,000,000 shares of preferred stock, also with a par value of one mill per share.

LKA owns certain real and personal property interests including patented and unpatented mining  claims, water rights, buildings, fixtures, improvements, equipment, and permits situated  near Lake City, Colorado, which are described below. LKA's activities associated with these properties have been sporadic since they were acquired by its predecessor in December, 1982.

Effective as of July 2, 2009, LKA and PanAmerica Capital Group, a Panama corporation (“PanAmerica”) executed a Subscription Agreement by which LKA issued to PanAmerica a promissory note in the principal amount of

$545,090, and bearing interest at 10 percent per year (the “Promissory Note”).  The outstanding principal and interest on the Promissory Note are payable in five equal installments.  The first installment was due on January 4,

2010, and each subsequent installment was due on the date that was three months after the due date of the immediately preceding installment.  In lieu of the payment of principal and interest as outlined above, PanAmerica may elect to receive all or a portion of each installment in cash amounts equivalent to the value of 140 troy ounces of gold as determined by the closing spot price of gold on COMEX on the business day immediately preceding the due date of such installment.  LKA’s obligations under the Promissory Note are secured by the Company’s mining properties.

As of the date of this Report, the Company has paid 60% of the amount owing to PanAmerica under the first installment on the Promissory Note.  Interest is accumulating on the remaining 40%.  LKA is currently delinquent on all remaining principal and interest payments on the Promissory Note, and as of the date of this Report,

PanAmerica has not declared LKA in default and has refrained from any formal collection or foreclosure efforts.

The Lake City, Colorado Properties.

The Ute-Ule silver mine and milling facility and the Golden Wonder gold mine (respectively, the "Ute-Ule

Property" and the "Golden Wonder Property" or, collectively, the "Properties"), consist of certain patented and unpatented mining claims and a milling facility located in Hinsdale County, Colorado. In December, 1982, our predecessor, LKA Holdings, Inc., a Utah corporation ("LKA Utah") acquired a 51% interest in the Properties from

Lake City Mines, Inc., a Colorado corporation ("Lake City Mines"), which retained the remaining 49% interest.

Immediately after the acquisition, LKA Utah assigned 90% of its interest in the future proceeds that it had the right to receive from the Properties to Caldera Partners Limited Partnership, a Washington limited partnership ("Caldera")

in return for approximately $1.6 million, which LKA used to develop the Properties. As a result, Caldera owned a

45.9% interest in the future proceeds that LKA Utah had the right to receive on the Properties. LKA's President, Kye

A. Abraham, is Caldera's Managing Partner. Subsequent to a bankruptcy filing by Lake City Mines in February

1984, LKA acquired Lake City Mine’s interest in the Properties through a Sheriff’s sale.

On March 1, 2005, the Company completed the acquisition of Caldera's 45.9% interest in the Golden Wonder and

Ute Ule mines. Per the terms of the agreement, the Company agreed to issue Caldera 6,434,042 "unregistered" and

"restricted" shares of common stock in exchange for Caldera's interest in the mines and the full satisfaction of all receivables due to Caldera from the Company. Caldera was also relieved of any future obligations to contribute further exploration and  and construction funds. For more information on this transaction, see the Company's

Current Report on Form 8-K, dated March 3, 2005, and filed with the Securities and Exchange Commission on

March 4, 2005.

Description of Business

LKA is currently engaged in an intensive exploration program at the Golden Wonder mine with the objective of returning the mine to a commercial producing status. The exploration program, which began in November, 2008,

has involved extensive sampling/assaying for the purpose of identifying possible new production zones within the mine. Exploration efforts are aimed at extending the zones (veins) within the mine that previously produced over

133,701 ozs. (82% of which came during the period of 2002-2006 at an average ore grade of 16.01 ozs. gold per ton). As the Golden Wonder vein system typically pinches and swells, horizontally as well as vertically, LKA’s objective/challenge will be to locate consistent vein widths within these high-grade zones to establish significant reserves to resume commercial production. Drilling and drifting along the vein structure has been the primary method of exploration to date. LKA expects to incorporate geochemical analysis, mapping (surface and underground) and other methods of exploration as its budget permits. Since resuming operations in the first quarter of 2009, LKA has shipped/sold  ten bulk ore samples containing 1,424  ounces of gold derived from exploratory mining operations.  Ore shipments for 2009 and 2010 are as follows:

Tons

Oz/ton

Gold  (Oz)

2009

88

3.82

337

2010

559

1.07

599

TOTAL

647

1.45

936

Ore shipments in transit or process may not result in receivables or finalized payment (“settlement”) at year end.

Details of any such shipments will be reported in the subsequent quarter. Sales of ore have offset a significant portion of the cost of the current exploration program. To date, all ore shipments have been made to Teck, Yukon-

Nevada Gold and Kinross. Currently there are no established reserves and all LKA efforts are exploratory in nature.

In August, 2010, LKA entered into a Mine Operating Agreement (the “Operating Agreement”) with Coal Creek

Construction (“Coal Creek”).  The Operating Agreement calls for Coal Creek to provide mine operating services,

including mining and underground construction, blasting, crushing, bagging, hauling, loading and transporting of ore and associated waste material to locations specified by LKA.  Per the Operating Agreement, Coal Creek is to

pay all Mine Operator Services Expenses and is entitled to reimbursement for such expenses from LKA, provided

LKA has received sufficient monies from ore sales.  LKA is responsible for payment of costs associated with vehicles it provides for the project (including insurance and maintenance) property and production taxes, mining claim assessments or fees, personnel and consultants hired by LKA, claim and permit filings, and reclamation bonds. LKA will also pay all liabilities associated with the Golden Wonder Property which were incurred prior to the date of the Operating Agreement.  In exchange for providing Mine Operator Services, Coal Creek is entitled to a payment equal to twenty percent of the project's net profits, or Net Smelter Receipts less deductions for Mine

Operator Services, Royalties and Project-related Expenses, provided that Coal Creek has performed its service obligations and is current with its financial obligations and all other terms of its agreement with LKA.  During the calendar year ended December 31, 2010, LKA paid Coal Creek $226,708 in advances toward Mine Operator

Services and accrued an additional $123,931 in estimated remaining reimbursable expense related to its ore shipment in December 2010.

Principal Products or Services and their Markets

We do not currently have any products or services.

Distribution Methods of the Products or Services

None; not applicable.

Status of any Publicly Announced New Product or Service

None; not applicable.

Competitive Business Conditions and Our Competitive Position in the Industry and Methods of Competition

Management believes that there are literally thousands of non-operating mining companies such as LKA. We believe that our competitive position in the industry will be very insignificant.

Sources and Availability of Raw Materials and Names of Principal Suppliers

We do not use any raw materials, as we do not directly conduct any material operations.

Dependence on One or a Few Major Customers

From 1998 through the second quarter of 2006, our revenues consisted of production royalties from the commercial mining activities at the Golden Wonder mine. Mining operations were conducted during this period by Au Mining,

Inc., a private Colorado corporation under the terms of a mine lease agreement with the Company. In the third quarter of 2006, Au Mining ceased production due to the depletion of the established ore body. Since that time,

LKA’s source of revenue has been the limited sale of ore from its exploration  program and investment income.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, including

Duration

We have obtained "110d" limited impact permits from the Colorado Division of Reclamation Mining and Safety and

have posted reclamation bonds to ensure the clean-up of environmental disturbances on the Ute-Ule and Golden

Wonder Properties. Storm water and discharge permits have also been issued for the above properties by the

Colorado Department of Public Health and Environment. We are currently in compliance with all applicable permit and bonding requirements.

Need for any Governmental Approval of Principal Products or Services

None; not applicable.

Effect of Existing or Probable Governmental Regulations on our Business

We are subject to the following regulations of the SEC and applicable securities laws, rules and regulations:

Smaller Reporting Company

We are subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (the

“Exchange Act”), and subject to the disclosure requirements of Regulation S-K of the SEC, as a “smaller reporting company.”  That designation will relieve us of some of the informational requirements of Regulation S-K applicable to larger companies.

Sarbanes/Oxley Act

We are also subject to the Sarbanes/Oxley Act of 2002.  The Sarbanes/Oxley Act created a strong and independent accounting oversight board to oversee the conduct of auditors of public companies and strengthens auditor independence.  It also requires steps to enhance the direct responsibility of senior members of management for financial reporting and for the quality of financial disclosures made by public companies; establishes clear statutory rules to limit, and to expose to public view, possible conflicts of interest affecting securities analysts; creates guidelines for audit committee members’ appointment, compensation and oversight of the work of public companies’ auditors; management assessment of our internal controls; auditor attestation to management’s conclusions about internal controls; prohibits certain insider trading during pension fund blackout periods; requires companies and auditors to evaluate internal controls and procedures; and establishes a federal crime of securities fraud, among other provisions. Compliance with the requirements of the Sarbanes/Oxley Act has substantially increased our legal and accounting costs.

future operations at the mill may require additional settling ponds and additional  treatment of waste water may be required to preserve water quality. We do not believe that these requirements would impose an undue burden on us.

Substantial additional funding would be required to make the mill operational. The Company has no current plans in this regard. The Ute mine and milling facility are currently inactive and the Company has no immediate plans to resume operations. The status of these properties however could change based upon certain business and regulatory conditions. Permits for these properties are in a state of “temporary cessation.”

Golden Wonder.

Geology

Physical, structural and petrologic characteristics of this rhyolite intrusion observed in the underground workings of the Golden Wonder mine demonstrates features characteristic of both an extrusive and intrusive magma, and it is believed that the workings of the Golden Wonder mine are located in the upper reaches of the rhyolitic intrusion where it “welled out” from its vent source, gradually becoming more intrusive in character with depth. It undoubtedly extends downward along its vent source to the original magma chamber from whence it was derived.

As observed in the underground workings of the Golden Wonder mine. Based on extensive underground and field work, it would appear that the intrusion of the Golden Wonder host rock occurred in a series of pulses. Molten magma moved upward along the vent structure wherein it was emplaced, and solidified. Oftentimes it appears that the rock unit was only partially solidified when it was deformed by another upward pulse of magma, thereby creating very complex flow-banding within the partially solidified rock. In some instances, the rock unit appears to have been completely solidified, only to have been brecciated by a later pulse of magmatic injection, with fluid magma flowing around these brecciated fragments. In all instances observed, the composition of the magma

remained essentially the same throughout its entire emplacement, suggesting      the vein structure and the

characteristics of the vein mineralization at the Golden  Wonder mine is very much different from nearly all the other base-metal mines of the Lake City area, and even differs from that which apparently existed at the Golden Fleece mine. Instead of being of the classic fracture-filling type, where a more-or-less well-defined linear fracture, or set of open fractures, has been filled with ore minerals and gangue, the vein structure at the Golden Wonder mine usually does not follow a well-defined fracture, but in detail is often quite sinuous, enlarging and contracting along its course. Very commonly, the vein dies out completely and most often, a similar en echelon vein segment is located a relatively short distance away. The vein structure typically ranges from only a fraction of an inch thick to several feet across, but may enlarge significantly within ore shoots.

The Golden Wonder, near Lake City, Colorado, is located in the historic “Colorado Mineral Belt” from which over

25 million ounces of gold have been produced dating back to the mid 1800s.

History

The Golden Wonder Property consists of three patented and 25 unpatented mining claims located approximately 2-

1/2 miles south of Lake City, Colorado  The mine has been worked intermittently since its discovery in 1880.  The mine is at an elevation of 10,323 feet and is situated on a hill slope approximately 1,500 feet above the valley floor.

The initial discovery was made after finding high grade float in the surface containing free gold. A limited body of ore was mined prior to 1889. The Golden Wonder Property was generally unworked through 1930. From 1930 to

1969, sporadic mining and development efforts were conducted, some of which resulted in the extraction of an undetermined amount of gold bearing ore.

During the summer of 1969, Southern Union Production Company ("Supron") began an exploration program at the

Golden Wonder. Out of this, the SUPCO winze (a steeply inclined passageway connecting the mine workings) was started in the winter of 1970-1971 and completed to a depth of approximately 150 feet below the third level of the mine, with lateral drifting along the course of mineralization off the winze on the fourth level. Work was halted on the property in 1972, when Supron decided to discontinue all its metallic mineral operations in the western United

States and South America. In 1973, Rocky Mountain Ventures secured a lease on the Property and shipped a small tonnage of dump material to a mill then operating at Crested Butte, Colorado for processing.  Lake City Mines, Inc.

acquired the property from Supron in 1977 and conducted extensive underground work including the driving of the

1,600’ sixth level crosscut. LKA acquired an undivided 51% interest in the property in 1982 and commenced exploration shortly thereafter. During this exploration program a limited amount of ore was produced and shipped to the Ute mill for concentrating and later sold to ASARCO as a part of a pilot production program. The mine was shut down shortly thereafter due to falling gold prices. In 1997, Au Mining leased the mine from LKA and commercially produced ore through the second quarter of 2006. Upon terminating its relationship with Au Mining LKA received an $18 million joint venture proposal from Cambior, Inc. to conduct exploration, establish reserves and, assuming success, resume commercial production. Cambior was acquired by IAM Gold in late 2006 before the joint venture agreement was finalized. In 2007 LKA was offered and finalized a similar joint venture arrangement ($18 million for 50% interest) with Richmont Mines, Inc. In 2008 program of underground drilling and drifting was proposed and commenced but never completed by Richmont due to cost overruns and inconclusive results from initial drilling efforts. LKA resumed exploration efforts on its own in late 2008 that continues to the present date. Substantial underground drilling and drifting has been preformed resulting in the sale of limited quantities of ore containing over 1,400 ounces of gold. Ore sales have been made to Teck Resources, Kinross and Yukon-Nevada Gold. To date,

no commercial reserves have been established. Power for mining operations is generated on site. Unpatented claims held by LKA (which may vary in number from year to year) are maintained on Bureau of Land Management property through payment of annual assessment fees.

Commercial Ore Production

The Golden Wonder has been explored and developed by drifts on six different levels, with raises and winzes connecting the lower levels. In 1984, LKA conducted a five-month pilot production program that resulted in the sale of approximately $590,000 of gold concentrates to ASARCO. The average grade of the ore produced during the pilot program was 0.96 ounces of gold per ton and the average gold price at that time was $325 per ounce. The majority of this production was derived from two stopes on the mine's fourth level, which consistently averaged one ounce of gold per ton. Commercial quantities of gold were also taken from the mine's fifth level. From 1997 until the second quarter of 2006, commercial mining operations were conducted by Au Mining, LLC who leased the mine from LKA. During this period approximately 8,349 tons of ore containing 133,701 ounces of gold were produced from the mine's fifth, sixth and seventh levels. The average grade of the ore produced during this period was 16.01 ounces of gold per ton.  The average gold price during the period in which the ore was sold was $337.76. Total gold production from the mine under LKA’s ownership has been approximately 137,558 ounces. The average grade of all ore produced during this period was 14.15 ounces per ton.

Office Space.

We currently lease approximately 750 square feet of office space located at 3724 47th Street Ct. N.W., Gig Harbor,

Washington. Effective as of January 1, 2005, we paid monthly rent of $1,300 to Abraham  & Co., Inc. a FINRA member broker/dealer which is controlled by our President, Kye A. Abraham. This rent includes the use of the office space, bookkeeping services, telephone, office supplies, utilities, internet, computers and photocopiers. The lease arrangement is a month-to-month oral lease with Abraham & Co. and the payment amount increased to $1,500 per month in 2007 to keep pace with increased costs.

ITEM 7:  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATION

Forward-looking Statements

Statements made in this Form 10-K which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and business of LKA. Such forward-looking statements include those that are preceded by, followed by or that include the words "may", "would", "could", "should", "expects", "projects", "anticipates", "believes", "estimates", "plans",

"intends", "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, in addition to those contained in this Annual Report: general economic or industry conditions nationally and/or in the communities in which we conduct business; fluctuations in global gold and silver markets; legislation or regulatory requirements, including environmental requirements; conditions of the securities markets; competition; our ability to raise capital; changes in accounting principals, policies or guidelines;

financial or political instability; acts of war or terrorism; and other economic, competitive, governmental, regulatory and technical factors affecting our operations, products, services and prices.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-

looking statements speak only as of the date they are made. LKA does not undertake, and specifically disclaims, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Liquidity and Capital Resources

Current  assets  at  December  31,  2010,  totaled  $123,809.    As  of  that  date,  we  had  $20,084   in  cash,  $89,384   in

accounts receivable, and $14,341 in prepaid expenses.

During  fiscal  2010,  our  operating  activities  used  net  cash  of  $334,035.   In  2009,  by  contrast,  operating  activities

used net cash of $597,083.   Net cash  used by investing activities decreased to $0 in 2010, from  $188,077  in the prior year.  Net cash provided for financing activities decreased to $140,714 in 2010, compared to $815,581 in 2009.

At  December  31,  2010,  the  Company  had  negative  working  capital  of  $1,304,136,  as  compared  to  $597,948,

negative working capital at December 31, 2009.

Results of Operations

Year Ended December 31, 2010, Compared to Year Ended December 31, 2009

During the calendar year ended December 31, 2010, we received $528,845 from the sale of gold ore, compared to

$236,757 in 2009. These limited ore sales resulted from our exploration activities at the Golden Wonder mine.

Operating expenses decreased from $1,365,277 in 2009 to $927,333 in 2010.  Exploration,  and related costs decreased $132,810, professional fees decreased $305,391, royalty expense increased $15,137 and general and administrative expenses decreased $14,880 in 2010.  Officer salaries remained the same at $150,000 in 2010, and

2009. With a combination of increased revenues and decreased operating costs, we had operating loss of $398,488 during the calendar year ended December 31, 2010, as compared to operating loss of $1,128,520 in 2009.

Our total other expense increased to $602,528 in 2010, from $216,248 in the prior year.  Loss on derivative was

$99,369 in 2010 compared to $169,692 in 2009.  We had debt extension/restructuring expense of $358,897 in 2010.

Interest expense increased to $144,303 in 2010 from $56,106 in 2009.  Interest income decreased to $27 in 2010,

from $48 in 2009.  We had $0 in unrealized loss on securities, $6 in realized loss on securities and $0 in dividend and other investment income in 2010. This compares to unrealized gain of $4,046, realized gain of $1,055 and

$4,401 in dividend and other investment income in 2009.

LKA INTERNATIONAL, INC.

Consolidated Statements of Operations

December 31,

2010

2009

REVENUES

Sales - precious metals

$

528,845

$

236,757

     Total Revenues

528,845

236,757

OPERATING EXPENSES

Exploration, and related costs

497,983

630,793

Professional fees

67,231

372,622

Royalty expense

26,384

11,247

General and administrative

185,735

200,615

Officer salaries

150,000

150,000

     Total Operating Expenses

927,333

1,365,277

OPERATING INCOME (LOSS)

(398,488)

(1,128,520)

OTHER INCOME (EXPENSE)

Loss on derivative

(99,369)

(169,692)

Debt default expense

(358,897)

-

Interest expense

(144,303)

(56,106)

Interest income

27

48

Unrealized gain on securities

-

4,046

Realized gain (loss) on securities

(6)

1,055

Dividend and other investment income

-

4,401

     Total Other Income (Expense)

(602,548)

(216,248)

LOSS PRIOR TO INCOME TAX EXPENSE

(1,001,036)

(1,344,768)

INCOME TAX EXPENSE

-

-

NET LOSS

$

(1,001,036)

$

(1,344,768)

BASIC AND DILUTED NET LOSS PER COMMON SHARE

$

(0.07)

$

(0.10)

WEIGHTED   AVERAGE   NUMBER   OF   COMMON   SHARES

OUTSTANDING - BASIC AND DILUTED

15,141,332

13,871,265

The accompanying notes are an integral part of these consolidated financial statements.

LKA INTERNATIONAL, INC.

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

NOTE 1 -

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The  consolidated  financial  statements  presented  are  those  of  LKA  International,  Inc.  (LKA),  a  Delaware  corporation  and

its  wholly-owned  subsidiary  (LKA  International,  Inc.),  a  Nevada  corporation.   LKA  was  incorporated  on  March  15,  1988,

under  the  laws  of  the  State  of  Delaware.  LKA  owns  certain  real  and  personal  property  interests  including  patented  and unpatented  mining  claims,  water  rights,  buildings,  fixtures,  improvements,  equipment,  and  permits  situated  in  Lake  City,

Colorado. LKA's activities associated with these properties have been sporadic since they were acquired by its predecessor

in  December,  1982.   LKA  exited  the  development  stage  in  September  2003  as  a  result  of  the  reacquisition  of  its  interest  in an  operating  mine  near  Lake  City,  Colorado  and  is  currently  engaged  in  efforts  to  expand  mine  production  and  continues to seek additional investment opportunities (See Note 11).

a.

Accounting Methods

LKA’s financial statements are prepared using the accrual method of accounting.  LKA has elected a calendar year-end.

b.

Basic and Diluted Loss Per Share

LKA  presents both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by  dividing  net  income  (loss)  available  to  common  shareholders  (numerator)  by  the  weighted  average  number  of  shares outstanding  (denominator)  during  the  period.  Diluted  EPS  gives  effect  to  all  dilutive  potential  common  shares  outstanding during  the  period  including  convertible  debt, stock  options,  and  warrants,  using  the  treasury  stock  method,  and  convertible securities,  using  the  if-converted  method.  In  computing  diluted  EPS,  the  average  stock  price  for  the  period  is  used  in determining  the  number  of  shares  assumed  to  be  purchased  from  the  exercise  of  stock  options  or  warrants.  Diluted  EPS excludes  all dilutive  potential  shares  if  their  effect is  anti-dilutive. LKA  had  net  losses  as  of  December  31,  2010  and 2009,

so the diluted EPS excluded all dilutive potential shares in the diluted EPS because there effect is anti-dilutive.

c.

Mine Exploration and Related Costs

Mine  exploration  costs  are  capitalized  and  amortized  by  the  units  of  production  method  over  estimated  total  recoverable proven and probable reserves. Amortization of mineral rights is provided by the units of production method over estimated

total  recoverable  proven  and  probable  reserves.   Costs  related  to  locating  and  evaluating  mineral  and  ore  deposits,  as  well

as  determining  the  economic  mineability  of  such  deposits,  are  expensed  as  incurred.   All  costs  related  to  mine  exploration

and expense were expensed due to there being no proven and probable reserves.

d.

Asset Retirement Obligations

LKA   recognizes   legal   obligations   associated   with   the   retirement   of   long-lived   assets   at   fair   value   at   the   time   the

obligations  are  incurred.   Upon  initial  recognition  of  a  liability,  the  costs  are  capitalized  as  part  of  the  carrying  amount  of the related long-lived asset (see Note 3).

e.

Income Taxes

LKA  files  income  tax  returns  in  the  U.S.  federal  jurisdiction,  and  the  state  of  Colorado.   LKA’s  policy  is  to  recognize

interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Deferred  taxes  are  provided  on  a  liability  method  whereby  deferred  tax  assets  are  recognized  for  deductible  temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary  differences  are  the  differences  between  the  reported  amounts  of  assets  and  liabilities  and  their  tax

bases.   Deferred  tax  assets  are  reduced  by  a  valuation  allowance  when,  in  the  opinion  of  management,  it  is  more  likely

than  not  that  some  portion  or  all  of  the  deferred  tax  assets  will  not  be  realized.   Deferred  tax  assets  and  liabilities  are

adjusted for the effects of changes in tax laws and rates on the date of enactment.

23